Exhibit 99.1

    AMEN Properties (AMEN) Announces 2006 Annual Financial Results

    MIDLAND, Texas--(BUSINESS WIRE)--March 30, 2007--Amen Properties, Inc. (NASDAQ:AMEN) with headquarters in Midland, TX today announced the results for the year ending December 31, 2006

    About Amen Properties, Inc.

    AMEN Properties, Inc., (the "Company") is a real estate and energy company engaged in owning and managing real estate, oil and gas royalties, and energy-related business properties. The Company is a holding company and conducts its operations through AMEN Delaware, LP ("Delaware"); AMEN Minerals, LP ("Minerals") and W Power and Light, LP ("W Power"), each being a wholly owned subsidiary of the Company. As of December 31, 2006, the Company, through Delaware's investment in a real estate joint venture, has a commercial real estate portfolio consisting of an ownership of approximately 18% in two office properties located in Midland, Texas comprising an aggregate of approximately 428,560 square feet of gross leasable area. The Company's present oil and gas royalty holdings are through Minerals, which owns two oil and gas royalty properties, one in Nowata County, Oklahoma and the other in Hemphill County, Texas. The Company is engaged in the retail electricity market as a retail electric provider serving both retail and wholesale customers within the state of Texas through W Power. Effective April 1, 2006, AMEN Properties acquired 100% of Priority Power Management, Ltd. a Texas limited partnership, and Priority Power Management, Dallas, Ltd. a Texas limited partnership, (collectively referred to as "Priority Power"). Priority Power is primarily involved in providing energy management services and the Company believes that Priority Power's business is complimentary to the retail electricity provider business conducted by the Company's subsidiary W Power.

    Market share for W Power in 2006 was lower than Management's initial expectations during its founding in 2004. Consistent with Management's previous discussion of undertaking a deliberate and controlled growth strategy after the extreme price volatility in energy markets during 2005, W Power did not grow its market share appreciably during 2006. W Power focused on growth in segments which provided an opportunity for relatively larger gross profit margins or reduced exposure to wholesale price volatility. Additionally, W Power did not compete aggressively on price when it appeared other REPs were selling at or below prevailing market prices. W Power was successful in its efforts to improve its profitability throughout 2006, which was also its first full year of operations coming out of a startup mode during 2005. In addition, W Power was successful in providing wholesale energy procurement services which reduced market price volatility risk, but also increased counterparty credit concentration risk. Management is pleased with the controlled growth strategy of W Power and its ability to achieve profitability for the entire fiscal year of 2006. We are still concerned with reduced generating capacity reserve margins in Texas and believe a continued environment of extreme price volatility during the coming years is likely. Management believes W Power will continue to pursue its controlled and deliberate growth strategy in an effort not to exceed its credit capacity and market risk tolerance.

    W Power continues to be challenged by higher and volatile commodity energy prices which increase the amount of capital requirements to hedge forward its electricity purchases using the Company's available cash and credit facilities. Additionally, contracting with customers for longer terms at current prices increases the risk associated with bad debt, particularly if prices were to decline sharply.

    We continue to believe the largest risks facing W Power are managing its growth wisely and maintaining sufficient credit availability to support that growth. Even with continued deliberate limiting of its growth, the Company's business model leads management to expect earnings from operations, before income tax, depreciation and amortization, to be positive for 2007, just as with 2006.

    The Company's newly acquired subsidiary, Priority Power, generated approximately $933,000 of net income for the nine months ended December 31, 2006. Management believes that Priority Power is well positioned for growth through expansion and acquisitions, which may occur during 2007 and beyond. In addition, Management expects earnings from operations before income tax, depreciation and amortization to be positive for 2007.

    Overview

    For the year ended December 31, 2006, the Company showed net income of $2,161,158 or $.94 per share as compared to a net loss of $704,562, or $.32 per share for the same period ended December 31, 2005, for a change of approximately $2,866,000. This change is primarily due to the Company's distribution and simultaneous sale of approximately 74% its undivided interest in the Bank of America Tower and Century Plaza buildings on September 27, 2006. This transaction resulted in a gain of approximately $1,405,000. On May 25, 2006 the Company completed the acquisition of 100% of Priority Power Management, effective April 1, 2006. For the nine months ended December 31, 2006, Priority Power Management generated approximately $933,000 of net income. Additionally, W Power generated approximately $528,000 in net income for the period ending December 31, 2006 as compared to a net loss of approximately $351,000 for the period ending December 31, 2005.

    Revenues

    The Company's consolidated revenues were $15,056,800 for the period ending December 31, 2006, compared to $10,180,892 for the period ending December 31, 2005. This significant increase was due primarily to the Company completing the acquisition of 100% of Priority Power Management, effective April 1, 2006. Additionally, W Power generated revenue of approximately $10,490,000 and $7,172,000 for the year ended December 31, 2006 and 2005, respectively, for an increase of approximately $3,318,000. This increase is mainly due to W Power having a full year of operations for the year ended December 31, 2006 as compared to W Power beginning operations in the early part of 2005.

    The Company's rental revenue from TCTB decreased for the period ending December 31, 2006 over the same period ending December 31, 2005 by approximately $ 590,000. This decrease is mainly due to the Company entering into an Agreement to Distribute Assets with and among the partners of TCTB Partners, Ltd and contemporaneous with the distribution of the Properties, the Company along with the General Partner and the other Limited Partners of TCTB collectively agreed to sell and sold 75% of their collective undivided interest in the Properties. The Company continues to have significant involvement in the operations of the real estate. The Company began accounting for its remaining 18.017% ownership in the real estate using the equity method of accounting during the third quarter of 2006.

    Operating Expenses

    Total operating expenses for the period ending December 31, 2006 and 2005 were $13,689,993 and $10,182,561, respectively. The increase of approximately $3,507,000 in operating expense is mainly related to the Company's acquisition of Priority Power Management effect April 1, 2006 and an increase in W Power's cost of goods and services. W Power's increase in cost of goods and services is mainly related to W Power having a full twelve months of operations for the year ended December 31, 2006 as compared to W Power beginning operations in the early part of the year ended December 31, 2005. As of December 31, 2006, the Company accrued the corporate tithing, as required by the Company's by-laws. The accrued tithing was approximately $240,000 or 10% of the Company's net profits for the year ended December 31, 2006. Management expects to pay the tithing during the second and third quarter of 2007. Additionally, the Company experienced a decrease in the building operating expenses mainly due to the Company entering into an Agreement to Distribute Assets with and among the partners of TCTB Partners, Ltd and contemporaneously with the distribution of the Properties, the Company along with the General Partner and the other Limited Partners of TCTB collectively agreed to sell and sold 75% of their collective undivided interest in the Properties. The Company continues to have significant involvement in the operations of the real estate and began accounting for its remaining 18.017% ownership in the real estate using the equity method of accounting during the third quarter of 2006.

    W Power's cost of goods and services were approximately $9,421,000 and 6,923,619 for the year ended December 31, 2006 and 2005, respectively or 89.8% and 96.5% of retail electricity sales for the period ended December 31, 2006 and 2005, respectively. W Power's gross profit was approximately $1,069,000 and $248,000 for the period ended December 31, 2006 and 2005, respectively or 10.2% and 3.5% of retail electricity sales for the period ended December 31, 2006 and 2005, respectively. The increase of approximately 6.7% is mainly due to a decrease in the levels of wholesale electricity and natural gas price escalation and volatility during the year ended December 31, 2006 as compared to the year ended December 31, 2005.

    Rental property operations and depreciation expense experienced a decrease of approximately $290,000 and $61,000, respectively, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. The decrease in the property operations and depreciation is attributable to the Company entering into an Agreement to Distribute Assets with and among the partners of TCTB Partners, Ltd and contemporaneous with the distribution of the Properties, the Company along with the General Partner and the other Limited Partners of TCTB collectively agreed to sell and sold 75% of their collective undivided interest in the Properties. The Company continues to have significant involvement in the operations of the real estate. The Company began accounting for its remaining 18.017% ownership in the real estate using the equity method of accounting during the third quarter of 2006.

    For the year ended December 31, 2006 general and administrative costs increased approximately $1,120,000 as compared to the year ended December 31, 2005. This increase is primarily associated with Company's acquisition of Priority Power Management, Ltd. effective April 1, 2006. General and administrative expense associated with Priority Power Management, Ltd. amounted to approximately $991,000. Additionally, W Power and the Company's corporate office experienced a combined increase of approximately $128,000 in general and administrative expense mainly related to payroll expense.

    Other (Expense) Income

    For the year ended December 31, 2006 as compared to the year ended December 31, 2005 the Company incurred an increase of approximately $1,466,000 in other income (expense). The increase is mainly related to the Company entering into an Agreement to Distribute Assets with and among the partners of TCTB Partners, Ltd and contemporaneously with the distribution of the Properties, the Company along with the General Partner and the other Limited Partners of TCTB collectively agreed to sell and sold 75% of their collective undivided interest in the Properties. The sale of approximately 75% of the Company's undivided interest in the properties resulted in a gain of approximately $1,405,000. The Company continues to have significant involvement in the operations of the real estate and began accounting for its remaining 18.017% ownership in the real estate using the equity method of accounting during the third quarter of 2006. Additionally, interest income was $227,996 and $71,017 for or the year ended December 31, 2006 and 2005, respectively. The increase of approximately $157,000 is related to the interest the Company received on the restricted deposits with JPMorgan Chase Bank, N.A. totaling approximately $2,197,000 collateralizing outstanding Letters of Credit.



                AMEN Properties, Inc. and Subsidiaries

                CONSOLIDATED STATEMENTS OF OPERATIONS

                       Years Ended December 31,


                                                  2006        2005
                                               ----------- -----------

Operating revenue
  Rental revenue                               $2,418,702   3,008,669
  Energy management fees                        2,148,051           -
  Retail electricity revenue                   10,490,047   7,172,223
                                               ----------- -----------
     Total operating revenue                   15,056,800  10,180,892
                                               ----------- -----------

Operating expense
  Cost of goods and services                    9,421,434   6,923,619
  Rental property operations                    1,652,483   1,941,620
  General and administrative                    2,049,156     929,653
  Depreciation, amortization and depletion        326,791     387,669
  Corporate tithing                               240,129           -
                                               ----------- -----------

     Total operating expenses                  13,689,993  10,182,561
                                               ----------- -----------

Income (loss) from operations                   1,366,807      (1,669)
                                               ----------- -----------

Other income (expense)
  Interest income                                 227,996      71,017
  Interest expense                               (755,228)   (552,567)
  Gain on sale of interest in real estate       1,405,495           -
  Impairment of note receivable                         -    (186,555)
  Income from real estate joint venture            42,947           -
  Other income                                    (66,611)     56,553
                                               ----------- -----------
     Total other income (expense)                 854,599    (611,552)
                                               ----------- -----------


Income (loss) before income taxes and minority
 interest                                       2,221,406    (613,221)

Income taxes                                            -           -
Minority interest                                 (60,248)    (91,341)
                                               ----------- -----------

         NET INCOME (LOSS)                     $2,161,158    (704,562)
                                               =========== ===========


Net income (loss) per common share (basic)           $.94        (.32)
                                               =========== ===========

Net income (loss) per common share (diluted)         $.56        (.32)
                                               =========== ===========

Weighted average number of common shares
 outstanding - basic                            2,290,589   2,203,073
Weighted average number of common shares
 outstanding - diluted                          3,830,078   2,203,073

                        Amen Properties, Inc.
                          Investor Relations
                          Attn: Kris Oliver
                            P.O. Box 2888
                          Midland, TX 79702
                            432-684-3821

    CONTACT: Amen Properties, Inc., Midland
             Investor Relations:
             Kris Oliver, 432-684-3821